UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2012

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        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated July 19, 2012.

Exhibit 99.1

Completion Of Acquisition Of Nusantara Regas Satu

Golar LNG Partners LP (NASDAQ: GMLP) (the "Partnership") announced today, further to its announcement on July 9, 2012, that it has completed its acquisition of interests in the companies that own and operate the floating storage and regasification unit ("FSRU") Nusantara Regas Satu from Golar LNG Limited ("Golar LNG") for a purchase price of $385 million.

The Partnership financed the acquisition with the proceeds of its recent equity offering, which closed on July 16, 2012, cash on hand and vendor financing from Golar LNG in the amount of $155 million. The Partnership expects to refinance the loan from Golar LNG with bank financing during the third quarter of 2012.

Forward-Looking Statement

This press release contains a forward-looking statement within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") regarding the Partnership's expectation that it will refinance its $155 million loan from Golar LNG.  This statement is based on management's current expectations or beliefs and is subject to risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statement. Such risks and uncertainties include, without limitation, those risks and uncertainties identified in the Partnership's filings with the Securities and Exchange Commission pursuant to the Securities Act and the Exchange Act.  The Partnership disclaims, and does not undertake, any obligation to update or revise the forward-looking statement in this press release.

Hamilton, Bermuda

July 19, 2012

Investor relations enquiries:

Golar Management Limited - + 44 207 063 7900

Graham Robjohns

Stuart Buchanan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: July 19, 2012	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer